Exhibit 99.1

News Release
NORBORD REPORTS SECOND QUARTER 2019 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q2 2019 HIGHLIGHTS

•	Adjusted EBITDA of $36 million

•	Loss of $0.17 per diluted share; Adjusted loss of $0.10 per diluted share

•	European shipments up 7% year-over-year

•	Termed out 2020 senior secured notes to 2027 at 5.75% coupon, upsized principal by $110 million to bolster liquidity

•	Declared quarterly variable dividend of C $0.40 per share for shareholders of record on August 30, 2019

TORONTO, ON (August 1, 2019) - Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $36 million in the second quarter of 2019 compared to $42 million in the first quarter of 2019 and $273 million in the second quarter of 2018. The decrease versus both comparative periods was primarily due to lower North American oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $18 million compared to $23 million in the prior quarter and $256 million in the same quarter last year. European operations delivered Adjusted EBITDA of $21 million, unchanged versus both the prior quarter and same quarter last year.

“US homebuilding demand continued to be held back by affordability concerns and persistent record-breaking wet weather,” said Peter Wijnbergen, Norbord’s President and CEO. “For the third quarter in a row, we took extensive downtime across our North American mills which negatively impacted our production volumes and manufacturing costs. We also made the difficult decision to indefinitely curtail our 100 Mile House, BC mill starting in August as the mill is no longer viable due to a lack of wood supply at economic prices.”

“We are starting to see signs of improvement in the US housing market. Mortgage rates are back down below 4%. Homebuilders have rebalanced new home inventories and are reporting higher levels of buyer interest and net order growth for the first time since the fall. Housing economists’ forecast for unchanged 2019 starts implies 4% growth in the second half of the year which would support higher levels of OSB demand than the first half.”

“In Europe, our panel business had another good quarter, delivering year-over-year shipments growth and a strong 16% EBITDA margin. In Germany, the global trade war is starting to negatively impact macro export activity, putting downward pressure on OSB prices from the well above average levels we have enjoyed for the past year and a half. However, we expect this to accelerate the pace of OSB substitution and continue to drive rapid consumption growth.”

Norbord recorded an Adjusted loss of $8 million or $0.10 per share (basic and diluted) in the second quarter of 2019 compared to an Adjusted loss of $2 million or $0.02 per share (basic and diluted) in the first quarter of 2019 and Adjusted earnings of $167 million or $1.92 per diluted share ($1.93 per basic share) in the second quarter of 2018. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

Exhibit 99.1

$ millions	Q2 2019	Q1 2019	Q2 2018	6 mos 2019	6 mos 2018
(Loss) earnings	(14)	1	174	(13)	269
Adjusted for:
Loss on disposal of assets	1	—	—	1	—
Stock-based compensation and related costs	1	1	1	2	2
Costs on early extinguishment of 2020 Notes	10	—	—	10	—
Costs related to 100 Mile House indefinite curtailment	2	—	—	2	—
Reported income tax (recovery) expense	(10)	(5)	53	(15)	89
Adjusted pre-tax (loss) earnings	(10)	(3)	228	(13)	360
Income tax recovery (expense) at statutory rate	2	1	(61)	3	(97)
Adjusted (loss) earnings	(8)	(2)	167	(10)	263

Market Conditions

In North America, US housing demand continued to be negatively impacted by affordability concerns and record rainfall across the US which has constrained homebuilding activity in the past three quarters. Year-to-date US housing starts were down 4% versus the same period in 2018, with single-family starts, which use approximately three times more OSB than multifamily, decreasing by 5%. The June seasonally adjusted annualized rate was 1.25 million starts, which is 6% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.22 million. The consensus forecast from US housing economists is approximately 1.25 million starts for 2019, unchanged from last year.

North American benchmark OSB prices decreased in all regions due to the continued pullback in demand from homebuilding. As a result, average benchmark prices were lower than both the prior quarter and the same quarter last year. The table below summarizes average benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q2 2019	Q1 2019	Q2 2018
North Central	15%	188	211	426
South East	36%	186	197	419
Western Canada	29%	153	160	403

In Europe, panel markets remained strong, driven by continued OSB demand growth in Norbord’s core geographies. In local currency terms, average panel prices were in line with both comparative quarters with the exception of Germany, where prices decreased modestly due to a macro slowdown in industrial production.

Performance

North American OSB shipments were up 1% quarter-over-quarter, despite four fewer fiscal days, due to seasonally higher demand. Shipments were down 5% year-over-year reflecting the slowdown in US homebuilding demand over the past three quarters. Norbord’s specialty products (including industrial and export) represented approximately 25% of the Company’s North American OSB sales volume in the last four quarters.

Excluding the curtailed Chambord, Quebec mill, Norbord’s operating North American OSB mills produced at 88% of stated capacity, compared to 85% in the prior quarter and 98% in the same quarter last year. Changes in capacity

Exhibit 99.1

utilization were due to the timing of annual maintenance shuts and other downtime. In addition, a portion of the year-over-year decrease was due to the December 31, 2018 restatement of annual production capacities at a number of mills.

Norbord’s North American OSB cash production costs per unit (before mill profit share) decreased 6% versus the prior quarter due to lower costs related to annual maintenance shuts and other downtime as well as improved productivity and raw material usages and lower resin prices. Unit costs were unchanged versus the same quarter last year as the negative impact of higher annual maintenance shuts and other downtime offset lower resin prices and the benefit of a weaker Canadian dollar.

On June 11, 2019, the Company announced the indefinite curtailment of its 100 Mile House, British Columbia mill starting in August 2019 as it is no longer economically viable to continue to operate the mill. The region where the mill operates has been under mounting pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge has been further exacerbated by the significant wildfires that the province of BC experienced in the summers of 2017 and 2018. During the quarter, a net charge of $2 million was recognized to provide for severance and related costs. The 100 Mile House mill has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity. Norbord will continue to supply its current customers and meet expected future customer demand with production from its 11 other operating North American OSB mills, including export products for the Japanese market from its Grande Prairie and High Level, Alberta mills.

During the quarter, the Company announced that its mill in High Level, Alberta had twice temporarily suspended production due to wildfires burning nearby in the region and to comply with evacuation orders. In both cases, the mill resumed normal production after the evacuation orders had been lifted and a total of approximately 20 days of production were curtailed. The High Level mill has a stated annual production capacity of 860 MMsf (3/8-inch basis), or 11% of the Company’s North American stated annual capacity.

In Europe, Norbord’s shipments were down 9% versus the prior quarter, due to fewer fiscal days and seasonally lower demand, and were up 7% versus the same quarter last year. The European mills produced at 91% of stated capacity in the quarter, up from 89% in both the prior quarter and same quarter last year due to the continued ramp-up of the reinvested Inverness, Scotland mill following its start-up in the fourth quarter of 2017.

The Company did not generate any Margin Improvement Program (MIP) gains year-to-date as improved productivity and lower raw material usage at the restarted Huguley, Alabama and expanded Inverness, Scotland mills were offset by the timing of annual maintenance shuts and other downtime, as well as the operating impact of adverse weather this year. MIP is measured relative to the prior year at constant prices and exchange rates.

Capital investments (including intangible assets) were $30 million in each of the second and first quarters of 2019 compared to $54 million in the second quarter of last year. The year-over-year decrease was primarily attributable to the timing of executing on various capital projects, including the Inverness project.

Included in year-to-date capital investments is $9 million of the $46 million (£35 million) budget for the second phase investment to further expand capacity at the Inverness, Scotland mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company’s strategy of growing its European OSB capacity to serve rapid consumption growth in its key markets.

Also included in year-to-date capital investments is $13 million ($40 million project-to-date) of the $71 million budget to rebuild the indefinitely curtailed Chambord, Quebec mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product.

Exhibit 99.1

Norbord’s 2019 capital expenditure budget is approximately $150 million for maintenance of business and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Inverness, Scotland phase 2 and Chambord, Quebec mill rebuild projects. It also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Operating working capital was $162 million at quarter-end compared to $183 million at the end of the prior quarter and $212 million at the end of the same quarter last year. The decreases were primarily due to lower North American OSB prices as well as timing of collections and payments. The quarter-over-quarter decrease was further due to the seasonal drawdown of log inventory in the northern mills in North America. The year-over-year decrease was further due to higher annual maintenance shuts and other downtime in the current quarter. Working capital continues to be managed at minimal levels across the Company.

At quarter-end, Norbord had unutilized available liquidity of $551 million, consisting of $315 million in cash and $236 million in revolving bank lines. Pro forma for the early repayment of the 2020 notes (see below) and repayment of the accounts receivable securitization drawings subsequent to quarter-end, the Company’s liquidity and cash would have been $302 million and $(16) million, respectively. The Company’s tangible net worth was $1,069 million and net debt to total capitalization on a book basis was 36%, both well within bank covenants.

Bond Issue and Redemption

In June 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred with the issuance. Subsequent to quarter-end on July 17, 2019, the Company used a portion of the proceeds to redeem, prior to maturity, the entire $240 million of senior secured notes due December 2020. A premium of $9 million was paid on the early redemption and a $1 million non-cash charge related to unamortized debt issue costs was recognized. The 2027 notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.40 per common share, payable on September 23, 2019 to shareholders of record on August 30, 2019, unchanged from the prior quarter’s level. Any dividends reinvested on September 23, 2019 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these

Exhibit 99.1

reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q2 2019 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, August 1, 2019 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until August 31, 2019 by dialing 1-888-203-1112 or 647-436-0148 (passcode 8316833 and pin 7805). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,700 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:
Heather Colpitts
Senior Manager, Corporate Affairs
Tel. (416) 365-0705
info@norbord.com
This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “pro forma,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Exhibit 99.1

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q2 2019 Management’s Discussion and Analysis dated July 31, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q2 2019 Management’s Discussion and Analysis dated July 31, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Peter Wijnbergen
President & CEO

August 1, 2019

To Our Shareholders:

While our mills ran better during Q2, the third straight quarter of challenging North American market conditions continued to negatively affect our financial performance. US homebuilding activity has been pulling back since the fall of last year as homebuyers reacted to markedly higher mortgage rates and homebuilders struggled to break ground on new homes amid record-breaking wet weather.

Looking forward, we share the view of industry analysts that the US housing market - the biggest driver of OSB demand - will strengthen through the balance of 2019. Mortgage rates are back down below 4%, and homebuilders are pivoting to offer more affordably priced entry-level homes to entice first-time buyers. Combined with a healthy spring new home selling season, this sets the market up for a stronger second half of the year.

In our European segment, while German OSB prices have declined from the high levels experienced over the last number of quarters, our sales volumes and margins remained strong. We may see continued downward pressure on European panel prices as the global trade war impacts macro economic conditions, but we expect the ongoing trend of substituting OSB for plywood will continue to drive accelerated demand growth, and our expanded Inverness, Scotland mill is ramping up to meet this need.

Against the backdrop of the relatively weak North American OSB market, we remain focused on “controlling our controllables”. We continued to adjust our production levels to match slower than expected customer demand and ensure we only produced what we could sell. Despite taking the same number of mill-days down in both Q2 and Q1, we were able to sequentially lower our manufacturing costs as a result of higher line speeds and more efficient raw material usage.

We also announced the indefinite curtailment of our mill in 100 Mile House, British Columbia. This was a difficult decision but necessary for our business, as the combination of a wood supply shortage and high wood prices do not support the economic operation of the mill. We have a first-class team in 100 Mile House, and it is a testament to their professionalism and dedication that the mill continues to run very well as we utilize the remaining wood we have on site. We are transitioning manufacturing to our lower cost mills in High Level and Grande Prairie, Alberta, from which we will continue to meet current and future customer demand.

Given the strength of the US high yield bond market, we also took steps to maintain balance sheet flexibility by terming out next year’s $240 million bond maturity to 2027 at an attractive 5.75% interest rate. Further, we took the opportunity to borrow an additional $110 million principal in the new bond to bolster our liquidity position, leaving us with pro forma liquidity of just over $300 million.

While it was a disappointing quarter from a bottom-line perspective, we have a demonstrated track record of managing our business to ensure we can navigate through periods of weaker demand for our products.

Exhibit 99.1

Market conditions are now slowly firming and our mills are running well. We are optimistic that our results are set to improve along side US housing-related demand through the remainder of the year.

We look forward to reporting on our progress next quarter, and thank our shareholders for their continuing support.

Peter Wijnbergen
President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “pro forma,” “set up,” “on track,” “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q2 2019 Management’s Discussion and Analysis dated July 31, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings (loss) per share as Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q2 2019 Management’s Discussion and Analysis dated July 31, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Jul 6, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents	$315	$128
Accounts receivable	136	149
Taxes receivable	71	—
Inventory	234	220
Prepaids	12	12
	768	509
Non-current assets
Property, plant and equipment	1,410	1,402
Intangible assets	19	20
Deferred income tax assets	5	6
Other assets	5	5
	1,439	1,433
	$2,207	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$220	$293
Current portion of long-term debt	240	—
Accrued early debt extinguishment costs	9	—
Accrued liability under ASPP	—	42
Taxes payable	—	28
	469	363
Non-current liabilities
Long-term debt	656	550
Other long-term debt	82	—
Other liabilities	49	34
Deferred income tax liabilities	202	172
	989	756
Shareholders’ equity	749	823
	$2,207	$1,942

Exhibit 99.1

Interim Consolidated Statements of (Loss) Earnings

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions, except per share information)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Sales	$447	$707	$923	$1,283
Cost of sales	(408)	(430)	(840)	(832)
General and administrative expenses	(4)	(5)	(7)	(10)
Depreciation and amortization	(34)	(36)	(69)	(66)
Loss on disposal of assets	(1)	—	(1)	—
Costs related to 100 Mile House indefinite curtailment announcement	(2)	—	(2)	—
Operating (loss) income	(2)	236	4	375
Non-operating items:
Finance costs	(12)	(10)	(23)	(18)
Interest income	—	1	1	1
Costs on early extinguishment of 2020 Notes	(10)	—	(10)	—
(Loss) earnings before income tax	(24)	227	(28)	358
Income tax recovery (expense)	10	(53)	15	(89)
(Loss) earnings	$(14)	$174	$(13)	$269
(Loss) earnings per common share
Basic	$(0.17)	$2.01	$(0.16)	$3.11
Diluted	(0.17)	2.00	(0.16)	3.09

Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
(Loss) earnings	$(14)	$174	$(13)	$269
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligations	(4)	4	(5)	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(12)	(21)	(6)	(10)
Other comprehensive loss, net of tax	(16)	(17)	(11)	(6)
Comprehensive (loss) income	$(30)	$157	$(24)	$263

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Share capital
Balance, beginning of period	$1,280	$1,353	$1,280	$1,350
Issue of common shares upon exercise of options and DRIP	—	3	—	6
Reverse accrual for common shares to be repurchased and cancelled under ASPP	—	—	24	—
Common shares repurchased and cancelled	—	—	(24)	—
Balance, end of period	$1,280	$1,356	$1,280	$1,356
Merger reserve	$(96)	$(96)	$(96)	$(96)
Contributed surplus
Balance, beginning of period	$4	$8	$4	$8
Stock options exercised	—	(1)	—	(1)
Contributed surplus	$4	$7	$4	$7
Retained deficit
Balance, beginning of period	$(193)	$(13)	$(168)	$(67)
(Loss) earnings	(14)	174	(13)	269
Common share dividends	(24)	(40)	(49)	(81)
Reverse accrual for common shares to be repurchased and cancelled under ASPP	—	—	18	—
Common shares repurchased and cancelled	—	—	(19)	—
Balance, end of period(i)	$(231)	$121	$(231)	$121
Accumulated other comprehensive loss
Balance, beginning of period	$(192)	$(165)	$(197)	$(176)
Other comprehensive loss	(16)	(17)	(11)	(6)
Balance, end of period	$(208)	$(182)	$(208)	$(182)
Shareholders’ equity	$749	$1,206	$749	$1,206

(i) Retained (deficit) earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	32	384
	$(231)	$121

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings	$(14)	$174	$(13)	$269
Items not affecting cash:
Depreciation and amortization	34	36	69	66
Deferred income tax	11	28	32	31
Costs related to 100 Mile House indefinite curtailment announcement	2	—	2	—
Costs on early extinguishment of 2020 Notes	10	—	10	—
Loss on disposal of assets, net	1	—	1	—
Other items	(11)	(5)	7	2
	33	233	108	368
Net change in non-cash operating working capital balances	39	19	(72)	(74)
Net change in taxes receivable and taxes payable	(36)	(2)	(97)	(40)
	36	250	(61)	254
Investing activities
Investment in property, plant and equipment	(37)	(61)	(77)	(117)
Investment in intangible assets	(1)	(1)	(1)	(1)
	(38)	(62)	(78)	(118)
Financing activities
Issuance of debt	350	—	350	—
Common share dividends paid	(24)	(40)	(49)	(81)
Debt issuance costs	(4)	—	(4)	—
Issue of common shares	—	2	—	4
Repurchase of common shares	—	—	(43)	—
Repayment of lease obligations	(3)	—	(6)	—
Accounts receivable securitization drawings	2	—	82	—
	321	(38)	330	(77)
Foreign exchange revaluation on cash and cash equivalents held	(6)	(5)	(4)	(2)
Cash and cash equivalents
Increase during period	313	145	187	57
Balance, beginning of period	2	153	128	241
Balance, end of period	$315	$298	$315	$298